January 27, 2006

Mr. Michael Moran

Accounting Branch Chief

Mail Stop 3561

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, DC 20549-3561

Re:	W.W. Grainger, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed February 28, 2005

File No. 001-05684

Dear Mr. Moran:

We are writing in response to the two comments in your letter dated January 5, 2006, to the above-referenced filing. We appreciate the extension of time given to us by Brian McAllister to respond to your letter, and we thank you for the opportunity to address the points set out in your letter. For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.

Notes to Consolidated Financial Statements, page 34

Note 24—Unclassified—Net, page 55

We note your response to comment four in our letter dated November 22, 2005. We disagree with the current presentation characterizing gains and losses from the sale of fixed assets as a non-operating activity. In your response, please confirm that you will revise your future filings to present the gains and losses in income from continuing operations.

Response:

We agree to the reclassification and we will revise future filings, beginning with the 2005 Form 10K, to present the gains and losses in income from continuing operations.

W.W. Grainger, Inc.—Company Response

Form 10-K

Note 21—Segment Information, page 51

We note your response to comment three in our letter dated November 22, 2005. The reported revenue for Grainger Industrial Supply and Acklands-Grainger, Inc. each separately exceeds the quantitative threshold set forth in paragraph 18.a. of SFAS No. 131. Please confirm that you will disaggregate both entities from the Branch-based Distribution reportable segment for all periods presented in your future filings. Please show us what your revised disclosure will look like in your response.

We agree that Grainger Industrial Supply (GIS) and Acklands-Grainger, Inc. (AGI) meet the quantitative thresholds as reportable segments under paragraph 18.a. of SFAS No. 131. However, in our case, the Company has determined that paragraph 17 of SFAS No. 131 precedes the consideration of the quantitative thresholds in paragraph 18.a. Paragraph 17 calls for the aggregation of two or more operating segments that are similar businesses. As defined in the flow chart included in Appendix B to SFAS No. 131 (copy attached), the decision tree for applying SFAS No. 131 allows aggregation before measuring the quantitative thresholds. The quantitative thresholds are then applied to the aggregated segment and other reportable stand-alone segments. The Company believes that reporting GIS and AGI as part of the Branch-based Distribution segment is the most appropriate presentation to meet the objective and basic principles of SFAS No. 131. Since GIS and AGI are similar types of businesses that meet all the aggregation criteria in paragraph 17, they should be reported as part of the Branch-based Distribution segment.

In 2005, the Company changed its auditors to Ernst & Young LLP (E&Y). Upon receipt of your letter, we requested E&Y to review our analysis and conclusions regarding the aggregation of the branch-based distribution businesses. They concurred with the Company’s conclusion, as did our predecessor auditors, that our aggregation of the branch-based distribution businesses and segment reporting complies with the requirements of SFAS No. 131, including the aggregation requirements of paragraph 17.

W.W. Grainger, Inc.—Company Response

Form 10-K

Based upon the above business configuration, we respectfully request your concurrence that our segment reporting complies with the objective and basic principles of SFAS No. 131. We believe our current segment reporting complies not only with the requirements, but also with the intent, of SFAS No. 131. If any further clarification is needed, please feel free to contact me at (847) 535-0900.

Very truly yours,

/s/ Judith E. Andringa

Judith E. Andringa

Vice President and Controller

W.W. Grainger, Inc.